VIA EDGAR

July 31, 2025

Ms. Ashley Vroman-Lee

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)

File Nos. 033-10451, 811-04920

Dear Ms. Vroman-Lee

This letter responds to the comments on Post-Effective Amendment No. 128 to the Registrant’s registration statement on Form N-1A (“PEA 125”) on behalf of the Wasatch International Small Cap Value Fund and Wasatch Global Small Cap Value Fund filed on EDGAR on May 28, 2025 that were provided to me by telephone on July 14, 2025 by the staff of the Securities and Exchange Commission (the “Staff”).

1.  Staff Comment: The market capitalization of companies included in the Morgan Stanley Capital International (MSCI) ACWI Small Cap Index ranged from $184 million to $36.38 billion. Please supplementally explain whether the Funds will consider companies with a market capitalization of $36 billion as a small cap company and the basis for this position. Please disclose the upper limit of companies that the Funds consider as small cap.

Response:

Currently, the Funds’ investment advisor generally considers companies with market caps of less than $7b to be small cap. The current construction guidelines for the Funds anticipate a typical market cap range of US $300 million to $5 billion at the time of purchase.

Wasatch Funds subject to Rule 35d-1 consistently define their applicable market cap by pegging to the range of the applicable benchmark index (Russell and MSCI indexes). Registrant believes this is not an unusual approach taken by registered investment companies. The intent of defining the market cap this way is to capture market cap appreciation over time. From time-to-time, however, the upper limit of the market cap range in an index may be much higher than one would expect for a fund (a small-cap fund, in this case) due to factors controlled by the third-party index creators and market volatility between the time the index provider finalizes the constituent lists and the time of the actual index re-set. Registrant is aware that the market cap can adjust down as well as up at the next index re-set, and this is one reason the Funds do not intend to manage to the largest market capitalization in the index, but rather to manage to the market cap expectations in the marketplace for small-cap funds. Moreover, the Funds are not index funds, meaning the Funds do not intend to replicate benchmark index exposures.

I trust that the foregoing is responsive to your comment. Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Francine S. Hayes

Francine Hayes
Vice President cc: R. Biles

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